                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)*

                              ENGLOBAL CORPORATION
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    299306106
                                    ---------
                                 (CUSIP Number)

                                 HULDA L. COSKEY
                             600 Century Plaza Drive
                                  Building 140
                            Houston, Texas 77073-6033
                                 (281) 821-3200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                December 31, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]   Rule 13d-1(b)
            [ ]   Rule 13d-1(c)
            [X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 299306106
                               -------------------

-----------------------------------------------------------------------------------------------
(1)      Name of Reporting Person                                   Equus II Incorporated
         S.S. or IRS Identification No. of above person             Intentionally omitted
-----------------------------------------------------------------------------------------------
(2)      Check the appropriate box if a member of a group*          (a) [ ]
                                                                    (b) [ ]
-----------------------------------------------------------------------------------------------
(3)      SEC use only
-----------------------------------------------------------------------------------------------
(4)      Citizenship or place or organization                       Delaware
-----------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

         (5)      Sole voting power                                   864,199*
         (6)      Shared voting power                                 361,559**
         (7)      Sole dispositive power                            1,225,758***
         (8)      Shared dispositive power                                  -
-----------------------------------------------------------------------------------------------
(9)      Aggregate amount beneficially owned by each reporting
         person                                                     1,225,758
-----------------------------------------------------------------------------------------------
(10) [ ] Check if the aggregate amount in row (9) excludes
         certain shares*
-----------------------------------------------------------------------------------------------
(11)     Percent of class represented by amount in Row (9)          5.4%
-----------------------------------------------------------------------------------------------
(12)     Type of reporting person *                                 IV
-----------------------------------------------------------------------------------------------

ITEM 1.

     (a)  Name of Issuer:
          ENGlobal Corporation

     (b)  Address of Issuer's Principal Executive Offices:
          600 Century Plaza Drive
          Building 140
          Houston, Texas 77073-6033

ITEM 2.

     (a)  Name of Persons Filing:
          Equus II Incorporated

     (b)  Address of Principal Business Office or, if none, Residence:
          2929 Allen Parkway, Suite 2500
          Houston, Texas 77019-2120

     (c)  Citizenship:
          Delaware corporation

     (d)  Title of Class of Securities:
          Common Stock

     (e)  CUSIP Number:
          299306106

ITEM 3. If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [ ] Broker or Dealer registered under Section 15 of the Act

     (b)  [ ] Bank as defined in Section 3(a) (6) of the Act

     (c)  [ ] Insurance Company as defined in Section 3(a) (19) of the Act

     (d) [X] Investment Company registered under Section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund

     (g)  [ ] Parent Holding company, in accordance with Rule 13d-1 (b) (ii) (G)

     (h)  [ ] Group

ITEM 4. OWNERSHIP

     (a)  Amount Beneficially Owned:
          Equus II Incorporated beneficially owns 1,225,758 shares of the Issuer's Common Stock, all of which are subject to provisions in various agreements entered into in connection with the Merger.

     (b)  Percent of Class:
          5.4%

     (c)  Number of shares as to which such person has:

          (i)      sole power to vote or to direct the vote
                   864,199 *

          (ii)     shared power to vote or to direct the vote
                   361,559**

          (iii) sole power to dispose or to direct the disposition of 1,225,758***

          (iv)     shared power to dispose or to direct the disposition of
                   -

The numbers above do not include 2,588,000 shares of ENG non-voting Series A Convertible Preferred Stock which are convertible into 1,087,395 shares of the Company's Common Stock, none of which has been registered. Also not included in this amount are options to acquire

200,000 shares of Common Stock, at an exercise price of between $0.75 and $1.00 per share none of which will be exercisable within 60 days of the date of this report.

* subject to obligations in "Voting Agreement" relating solely to election of directors

** subject to obligations in "Voting Agreement (Significant PEI Shareholders)" and "Escrow Agreements" in connection with the merger of Petrocon Engineering, Inc. into a subsidiary of Issuer (the "Merger").

*** subject to provisions in various agreements entered into in connection with the Merger.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
         PERSON: Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP: Not applicable

ITEM 10. CERTIFICATIONS: Not applicable


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:

February 14, 2003
------------------------------------
Date


Equus II Incorporated

/s/ Randall B. Hale
------------------------------------
by Randall B. Hale, Vice President